Exhibit 99.2

6 January 2023

Midatech Pharma PLC

(“Midatech” or the “Company”)

Posting of Circular Regarding Proposed Acquisition of Bioasis,

Equity Raise of US$9.6 million, Change of Name

and

Notice of General Meeting

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines, announces, further to the Company’s announcements of 13 December and 19 December 2022, that a circular (the “Circular”) and Notice of General Meeting was posted to shareholders yesterday.

The Circular contains details of, inter alia, the Company's proposed acquisition of Bioasis Technologies Inc. (“Bioasis”), equity raise of US$9.6 million and change of name, which are subject to, inter alia, approval by shareholders at the General Meeting. Shareholders are encouraged to read the entire Circular including the risk factors set out in part 2.

The General Meeting has been convened for 10.00 a.m. GMT on 23 January 2023 at the Company’s offices at 1 Caspian Point, Caspian Way, Cardiff CF10 4DQ. While the Company will hold the General Meeting at its offices, shareholders may not wish to attend the General Meeting in person but instead be represented by the Chair of the General Meeting acting as their proxy. Further details on how to vote by proxy are set out in the Notice of General Meeting.

The documents are also available in the “Investors” section of the Company’s website at https://www.midatechpharma.com/investors/shareholder-information.

Shareholders should be aware that, if the Resolutions are not approved at the General Meeting, the Proposals will not occur and none of the net proceeds of the Private Placement will be received by the Company. If this were to happen, the Midatech Group would, in the absence of a substantial licensing fee and/or additional funding, only have sufficient working capital to trade through to approximately mid-March 2023.

Accordingly, should the Private Placement not be expected to complete, the Company would urgently require alternative sources of funding. There can be no guarantee that the Company will be able to find alternative sources of potential funding, which may or may not be on similar commercial terms, and may not be obtainable on a timely basis, or at all. If the Private Placement is not capable of proceeding, it is likely that the Company would be unable to continue to develop and commercialise any of its assets and may not be able to continue as a going concern. If any alternative sources of potential funding are not available, the Directors believe that it is likely that the Company would be forced to enter into administration.

ACCORDINGLY, EXISTING SHAREHOLDERS ARE ENCOURAGED TO VOTE IN FAVOUR OF THE PROPOSALS AS THE DIRECTORS INTEND TO DO IN RESPECT OF THEIR SHAREHOLDINGS AT THE TIME OF THE GENERAL MEETING.

Capitalised terms not otherwise defined in this announcement have the same meaning ascribed to them in the Circular.

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended).

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)29 2048 0180

www.midatechpharma.com

Strand Hanson Limited (Nominated Adviser)

James Dance / Matthew Chandler / Rob Patrick

Tel: +44 (0)20 7409 3494

Turner Pope Investments (TPI) Ltd (Broker)

Andrew Thacker / James Pope (Corporate Broking)

Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Alyssa Factor

Tel: +1 (860) 573 9637

Email: afactor@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).

•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.

•	MidaCore™ platform: a leading edge nanotechnology used for targeting medications to sites of disease.

By improving bio-delivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications.

Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this announcement may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or the United States Private Securities Litigation Reform Act. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". In particular, this news release contains forward-looking information pertaining to the following: statements regarding the proposed acquisition of Bioasis (the “Acquisition”) and the equity raise, including with respect to the benefits of the Acquisition and the equity raise and expectations regarding the combined company (including its drug delivery technologies and their progress towards approval and commercialization, its market presence and financial condition); the timing of key Acquisition and equity raise milestones and closing; the ability of Midatech and Bioasis to satisfy the conditions to and to complete the Acquisition and the equity raise; the expectations regarding the impact of the Acquisition on Midatech and Bioasis; and the impact of the failure to approve the proposals at the General Meeting. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Midatech to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange's AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.